EXHIBIT 99.1

Aeterna Zentaris Reports Second Quarter 2019 Financial and Operating Results

CHARLESTON, S.C., Aug. 13, 2019 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) today reported its financial and operating results for the second quarter ended June 30, 2019.

All Amounts are in U.S. Dollars

Highlights

  On June 6, 2019, the Company announced that it was reducing the size of its German workforce and operations to more closely reflect the Company’s ongoing commercial activities in Frankfurt.  This restructuring affects 8 employees in Frankfurt, Germany and resulted in $773,000 of severance costs that are expected to be paid by January 31, 2020.

  Net income for the second quarter of 2019 was $0.2 million as compared to a net loss of $2.6 million for the same period in 2018. Net loss for the six-months ended June 30, 2019 was $4.7 million as compared to net income of $11.8 million for the same period in 2018.

  In the first six months of 2019, the Company earned $21,000 from the license of Macrilen™ (macimorelin) as gross sales in the U.S. continue to disappoint. Novo Nordisk has advised that Macrilen™ (macimorelin) has been successfully integrated into their patient and provider support hub as they work to gain broader product coverage with payers and specialty pharmacies. We continue to work with Novo Nordisk on addressing the disappointing U.S. commercial execution and results to date.

  The initial phase of the macimorelin pediatric development program (the dose ranging study), continued to progress with the first one-third of subjects having completed the protocol, all in accordance with our expected timeline.

Summary of Second Quarter Results and Year-to-date Second Quarter Results

For the three-month period ended June 30, 2019, we reported a consolidated net income of $0.2 million, or $0.01 income per common share (basic), as compared with a consolidated net loss of $2.6 million, or $0.16 loss per common share, for the three-month period ended June 30, 2018. The $2.8 million improvement in net results is primarily from a gain in fair value of warrant liability of $4.1 million, offset by a loss in exchange rates of $0.7 million, an increase in operating expenses of $0.3 million and $0.2 million movement in tax recovery.

For the six-month period ended June 30, 2019, we reported a consolidated net loss of $4.7 million, or $0.28 loss per common share, as compared with a consolidated net income of $11.8 million, or $0.72 income per common share (basic), for the six-month period ended June 30, 2018. The $16.5 million decline in net results is primarily from a reduction of $24.5 million in gross income and $0.6 million decrease in net finance income, offset by a reduction of tax expense of $6.6 million and operating expenses of $1.9 million.

Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the condensed interim consolidated financial statements as at June 30, 2019 and for the three-month and six-month periods ending June 30, 2019 and 2018 and management’s discussion and analysis of financial condition and results of operations for the three-month and six-month periods ending June 30, 2019, will be found at www.zentaris.com in the "Investors" section and at the Company’s profile at www.sedar.com and www.sec.gov.

The tables below set out summary consolidated financial information for the periods indicated. These tables should be read together with the condensed interim consolidated financial statements as at June 30, 2019 and for the three-month and six-month periods ending June 30, 2019 and 2018 and management’s discussion and analysis of financial condition and results of operations for the three-month and six-month periods ending June 30, 2019, which contain important information relating to the Company. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year or any future period. The information presented herein does not contain disclosures required by IFRS for consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2018.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company engaged in commercializing novel pharmaceutical therapies, principally through out-licensing arrangements. Aeterna Zentaris is the licensor and party to a license and assignment agreement with Novo Nordisk A/S to carry out development, manufacturing, registration, regulatory, and supply chain for the commercialization of Macrilen™ (macimorelin), which is to be used in the diagnosis of patients with adult growth hormone deficiency in the United States and Canada. In addition, we are actively pursuing business development opportunities for macimorelin in the rest of the world and to monetize the value of our non-strategic assets.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption "Key Information -Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our ability to continue as a going concern dependent, in part, on the ability of Aeterna Zentaris to transfer cash from Aeterna Zentaris GmbH to the Canadian parent and U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, our strategic review process, the ability of the Special Committee to carry out its mandate, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, the impact of securities class action litigation or other litigation on our cash flow, results of operations and financial position, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contact:

Leslie Auld

Chief Financial Officer

Aeterna Zentaris Inc.

IR@aezsinc.com

(843) 900-3211

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

	Three months ended June 30,		Six months ended June 30,
(in thousands, except share and per share data)	2019	2018	2019	2018
	$	$	$	$
Revenues
Royalty income	8	—	21	—
Product sales	129	—	129	—
Sales commission and other	39	79	45	169
Licensing revenue	18	89	36	24,657
Total revenues	194	168	231	24,826
Cost of goods sold	101	197	101	197
Gross income	93	(29)	130	24,629
Research and development costs	571	974	1,099	1,807
General and administrative expenses	1,923	2,004	3,560	4,790
Selling expenses	495	497	799	2,138
Restructuring costs	773	—	773	—
Impairment of right of use asset	64	—	401	—
Write-off of other current assets	—	—	169	—
Total operating expenses	3,826	3,475	6,801	8,735
(Loss) income from operations	(3,733)	(3,504)	(6,671)	15,894
(Loss) gain due to changes in foreign currency exchange rates	(6)	677	58	725
Change in fair value of warrant liability	3,926	(134)	1,865	1,694
Other finance income	19	126	43	144
Net finance income	3,939	669	1,966	2,563
Income (loss) before income taxes	206	(2,835)	(4,705)	18,457
Income tax recovery (expense)	—	233	—	(6,635)
Net income (loss)	206	(2,602)	(4,705)	11,822
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(110)	(28)	(26)	(250)
Items that will not be reclassified to profit or loss:
Actuarial loss (gain) on defined benefit plans	(756)	205	(1,491)	205
Comprehensive (loss) income	(660)	(2,425)	(6,222)	11,777
Net (loss) income per share [basic]	0.01	(0.16)	(0.28)	0.72
Net (loss) income per share [diluted]	0.01	(0.16)	(0.28)	0.70
Weighted average number of shares outstanding:
Basic	16,622,415	16,440,760	16,532,090	16,440,760
Diluted	17,260,0168	16,440,760	16,532,090	16,489,364

Condensed Interim Consolidated Statement of Financial Position

(in thousands)	As at June 30,	As at December 31,
	2019	2018
	$	$
Cash and cash equivalents	9,683	14,512
Trade and other receivables and other current assets	1,524	1,504
Inventory	562	240
Restricted cash equivalents	367	418
Property, plant and equipment	48	65
Right of use asset	340	—
Other non-current assets	8,227	8,272
Total assets	20,751	25,011
Payables and other current liabilities	3,200	2,966
Current portion of deferred revenues	74	74
Warrant liability	1,451	3,634
Current provision for restructuring costs and other costs	1,004	887
Taxes payable	1,662	1,669
Employee future benefits	14,561	13,205
Lease liabilities	1,205	—
Non-current portion of restructuring and other costs and deferred revenues	622	669
Total liabilities	23,779	23,104
Shareholders' (deficiency) equity	(3,028)	1,907
Total liabilities and shareholders' equity (deficiency)	20,751	25,011